PEOPLE’S CHOICE FINANCIAL CORPORATION

7515 Irvine Center Drive

Irvine, California 92618

March 14, 2007

VIA EDGAR AND OVERNIGHT MAIL

Ms. Elaine Wolff

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	People’s Choice Financial Corporation
Withdrawal of Registration Statement on Form S-11
File Number 333-135409

Dear Ms. Wolff:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), People’s Choice Financial Corporation (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s registration statement on Form S-11 (File Number 333-127891), together with all exhibits thereto, which the Registrant filed with the Commission on June 28, 2006 (the “Registration Statement”) and has not been declared effective by the Commission.

For various business and market reasons, the Registrant has determined that it is inadvisable to proceed with the registration of the Registrant’s common stock. The Registrant respectfully advises the Commission that no securities have been sold in connection with the Registration Statement.

Pursuant to the foregoing, the Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. Please fax a copy of the Commission’s written order as soon as it is available to the attention of the Registrant’s counsel, Ronald J. Lieberman, Esq. of Hunton & Williams LLP, at (404) 602-9055.

Please direct any questions regarding this request to Ronald J. Lieberman at (404) 888-4139.

Very truly yours,

PEOPLE’S CHOICE FINANCIAL CORPORATION

By:	/s/ Neil B. Kornsweit
Name: Title:	Neil B. Kornsweit President and Chief Executive Officer

cc:	Ronald J. Lieberman
Daniel M. LeBey
Amanda McManus